SIDLEY AUSTIN LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax

AMERICA ● ASIA PACIFIC ● EUROPE

February 6, 2023

Via EDGAR

Alex King, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 1, 2023

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 3, 2023 (the “Comment Letter”) relating to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 filed on February 1, 2023 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR for filing with the Commission an amendment to the Registration Statement (the “Amendment No. 3”). For the Staff’s reference, we are also providing to the Staff by email a copy of this letter as well as both a clean copy of the Amendment No. 3 and a copy marked to show all changes from the version filed with the Commission on February 1, 2023.

In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Amendment No. 3.

Amendment No. 2 to Form S-1 filed February 1, 2023

Capitalization, page 90

1.

Please revise the historical number of redeemable preferred units issued and outstanding at September 30, 2022 to reflect the reverse unit split. This comment is also applicable to the unaudited pro forma condensed combined balance sheet on page 102.

Response: The Registrant has updated its disclosures on pages 90 and 102 of Amendment No. 3 to address the Staff’s comment.

Alex King, Esquire

United States Securities and Exchange Commission

February 6, 2023

Dilution, page 91

2.

You disclose pro forma net tangible book value of $351.1 million and pro forma as adjusted net tangible book value of $176.1 million at September 30, 2022. Please more fully explain to us, and revise the filing to clarify, how each amount, as well as the related per share amounts, were calculated.

Response: The Registrant advises the Staff that pro forma net tangible book value of $351.1 million at September 30, 2022 was calculated as follows:

Nextracker Inc. pro forma total assets		$1,401.0
Less: Pro forma financing adjustments		(147.6)
Less: The Distribution		175.0

		1,428.4
Less: Nextracker Inc. pro forma goodwill		(265.2)
Less: Nextracker Inc. pro forma other intangible assets		(1.4)
Less: Nextracker Inc. pro forma total liabilities	$(958.3)
Less: Pro forma financing adjustments	147.6

		(810.7)

Pro Forma Net Tangible Assets		$351.1

The Registrant advises the Staff that pro forma as adjusted net tangible book value of $176.1 million at September 30, 2022 represents the Registrant’s pro forma total assets, less goodwill, other intangible assets, and total liabilities, as shown in the unaudited pro forma condensed combined balance sheet in the section entitled “Unaudited pro forma condensed combined financial statements.”

The Registrant has updated its disclosures on pages 91 and 92 of Amendment No. 3 to reflect these explanations and to address the Staff’s comment.

3.

Please revise the table on page 92 that summarizes the total number of shares of Class A common stock purchased, the total consideration paid or to be paid, and the average price paid per share, by existing stockholders and new investors, at September 30, 2022, to address the following:

•	Provide separate disclosures for each existing stockholder, Flex and TPG; and

Alex King, Esquire

United States Securities and Exchange Commission

February 6, 2023

Response: The Registrant has updated its disclosures on pages 93 of Amendment No. 3 to address the Staff’s comment.

•	Clarify if the Total Consideration from existing stockholders was reduced by the $175 million Distribution that they will receive, if not, explain why or revise.

Response: The Registrant advises the Staff that the Total Consideration from existing stockholders was not reduced by the Distribution as the table is intended to show the total consideration originally paid by the existing stockholders for their interests. The Registrant has updated its disclosure on page 93 of Amendment No. 3 to address the Staff’s comment.

Preliminary financial results for the three and nine months ended December 31, 2022

Reconciliation of GAAP to Non-GAAP Financial Measures, page 99

4.	It appears Adjusted free cash flow for the nine-month period ended December 31, 2022 should read $69 million. Please revise the table as appropriate.

Response: The Registrant has updated its disclosure on page 99 of Amendment No. 3 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 103

5.

Refer to note 4. Please more fully explain to us, and revise the filing to clarify, how you calculated the net book value of member’s interest of $428.1 at September 30, 2022 and explain the terms of the non-controlling interests that result in them being classified as redeemable. Please also explain why you used the 16.1% interest to calculate the redeemable non-controlling interests rather than the 26.75% interest disclosed in the forepart of filing, including the diagram on page 19, which includes the interests held through the blocker corporations that also appear to be held by Nextracker Inc.

Response: The Registrant advises the Staff that the book value of member’s interest was calculated as follows:

Nextracker Historical total assets	$1,287,758
Less: The Distribution	(175,000)
Add: Financing adjustments	147,600
Less: Nextracker Historical total liabilities	(684,690)
Less: Financing adjustments	(147,600)

Pro forma net book value of member’s interest	$428,068

Alex King, Esquire

United States Securities and Exchange Commission

February 6, 2023

The Registrant advises the Staff that it has updated note 4 on page 104 to add this computation.

The Registrant advises the Staff that it has updated the amounts and disclosures on pages 90, 102 and 104 of Amendment No. 3 to change the interest used to calculate redeemable non-controlling interests to 26.75% in place of the 16.1% that was previously used. The Registrant further advises the Staff that the non-controlling interests are classified as redeemable in accordance with ASC 480-10-S99-3A because such interests are exchangeable at any time at the option of the holder for shares of Class A common stock of the Registrant, or for cash at the option of the Registrant. The Registrant has updated the pro forma adjustments to, and the pro forma balances of, the redeemable non-controlling interest and additional paid-in capital line items in the section entitled “Unaudited pro forma condensed combined balance sheet” on page 102 and its disclosures on page 104, and has made corresponding updates to the amounts on page 90, to address the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 106

6.

Refer to note 3. Please more fully explain to us, and revise the filing to clarify, how you calculated net income and comprehensive income attributable to the non-controlling interests during each period based on the amounts of income before income taxes in the pro forma financial statements. Please also explain why you used a 80.7% interest to calculate these amounts relative to either the 83.9% interest used in note 4 on page 104 or a 73.25% interest as implied by the 26.75% interest disclosed in the forepart of filing, including the diagram on page 19.

Response: The Registrant advises the Staff that it has updated the amounts and the disclosures on pages 105 and 106 of Amendment No. 3 to change the interest used to calculate the net income and comprehensive income attributable to non-controlling interests to 73.25% in place of the 80.7% that was previously used.

7.

Refer to note 5. We note you adjusted the weighted average shares outstanding to add 4.9 million shares to represent the number of shares necessary to repay the amount of the $175 Distribution that exceeds the income you generated over the last 12 months. We note such adjustments are generally required when historical earnings per disclosures are adjusted to present pro forma earnings per share disclosures; however, since your pro forma earnings per share calculations already

Alex King, Esquire

United States Securities and Exchange Commission

February 6, 2023

include all the shares that will be issued as a result of the offering, it is not clear why additional shares would be required to be added as it appears this results in more shares outstanding than will be issued. Please advise or revise.

Response: The Registrant has removed the 4.9 million shares from the pro forma weighted average number of common shares outstanding computation and has updated its disclosures on pages 27, 105 and 106 of Amendment No. 3 to address this comment.

8.

In regard to Note 7, please explain the inclusion of payment in kind dividends for the redeemable preferred units. In this regard, we note the pro forma statements of operations assume transactions are presented as if they occurred on April 1, 2021, which would appear to include the conversion of the redeemable preferred units.

Response: The Registrant has removed the payment in kind dividends and the Distribution from the “Summary historical and pro forma condensed combined financial and other data” and the “Unaudited pro forma condensed combined statements of operations and comprehensive income (loss)” in order to consistently present the Transactions as if they occurred on April 1, 2021. The Registrant removed the Distribution from these sections because if we assume the Transactions occurred on April 1, 2021, then the LLC Preferred Units would have been automatically converted into LLC Common Units before the Distribution was paid. As a result of these adjustments, basic and diluted pro forma net loss per share has been updated to basic and diluted pro forma net income per share. The Registrant has updated its disclosures on pages 27, 105 and 106 to reflect these changes.

*        *         *

Alex King, Esquire

United States Securities and Exchange Commission

February 6, 2023

Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding Amendment No. 3 or the responses set forth above.

Very truly yours,

/s/ Sam A. Gandhi
Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation